FORM 1-SA/A

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2020

Legion Works, Inc.

Commission File No. 024-11169

Delaware

(State or other jurisdiction of incorporation or organization)

Legion Works Inc

4275 Executive Square, Suite 200

La Jolla, CA 92037

(619) 452-1542

84-3854992

Employer Identification Number

 Part I. Management’s Discussion and Analysis

In this report, the term “Legion,” “we,” “us,” “our,” or “the Company” refers to Legion Works, Inc. You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this semi-annual report. This discussion contains forward-looking statements reflecting our plans, estimates and beliefs. Our actual results differ materially from those discussed in these forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements.  Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact.  Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probably,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms.  The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Legion Works, Inc. (the “Company”) was incorporated on November 20, 2019, as a Delaware corporation and is in its pre-revenue stage of development. The Company operates as a software development and acquisition company that develops software platforms and sources Software as a Service (“SaaS”) businesses in markets the Company believes are ripe for a tech-enabled venture to scale. The Company’s operations, to date, have been limited to the development of its product offerings, engaging in “letters of intent” with potential acquisitions, and development of its business plan.

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Results of Operations for the Six Months Ended June 30, 2020

Total revenue for the six-months ended June 30, 2020 was $0. The Company continues to be in the start-up phase. Operating expenses for the period ended June 30, 2020 were $610, resulting in a net loss of $610 for that period.

Legion’s Development of its SaaS

The Company has been building two business-to-business software products: Karma and FlarePulse. Karma is intended to be a sales technology service that enables salespeople to score inbound sales leads and then immediately be able to connect with the highest potential leads via virtual phone calls.  Initial information on the intended business is available at https://usekarma.com/.

The Company also intends to develop an e-commerce technology software called FlarePulse that enables e-commerce stores to quickly upsell customers to other add-on items at the point of purchase. The product’s website may be found at https://www.flarepulse.com.

Legion’s Proposed Acquisition

The Company also aims to acquire companies that are similar to the product offerings of the Company.  To this end, the Company has entered into a “letter of intent” with Hello Bar, LLC and Subscribers, a separate software service owned by Hello Bar that enables websites to send push notifications via web browsers.  Much like the two SAAS products listed above, Hello Bar is a business to business software that provides announcements and other “website visitor conversion tools.”  It is currently 100% owned by the COO of the Company.  Also, the Company’s CEO  serves as the CEO of Hello Bar.  In the event the acquisition is consummated, the Company will inform investors by filing a Form 1-U with the Commission.

Legion’s Other Developments

The Company is also in negotiations with four other companies for acquisition. Two of the potential acquisitions are companies focused on marketing technology, based in Oregon and South Carolina. The third company, based in Poland, focuses on enabling mobile sales, and the fourth company, based in India, is a sales technology company.  The Company does not currently have any binding agreements with these entities.

Liquidity and Capital Resources

The Company had $775 in cash and incurred $69,500 in startup costs, including costs related to the Company’s offering under Regulation A, as of the six-month period ended June 30, 2020.

Other sources of capital include $1,276,000 raised since qualification of the Company’s Offering Statement on Form 1-A in July 2020.  Additionally, the Company has received commitments of approximately $200,000, which are still in the clearance process and have not yet been disbursed to the Company.

Management of the Company intends to use a substantial portion of the net proceeds for general working capital and, once certain funding milestones are met, to identify and acquire targeted software companies that fit within the Company’s strategy for development. The Company will also likely reach out to strategic partners for alliances to further strengthen its positions.

In management’s view, the proceeds from its Regulation A offering may not satisfy our cash requirements indefinitely, so we anticipate that it will be necessary to raise additional funds in the future through the sale of additional securities in additional offerings, or through other methods of obtaining financing such as through loans or other types of debt. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

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In addition to the proceeds from the Regulation A offering, Michael Kamo, the Company’s COO, has provided funds to the Company.  During the period ending December 31, 2019, Mr. Kamo provided $31,000 to cover offering expenses, and then provided an additional $38,950 during the period ending June 30, 2020, to cover operation expenses and offering expenses.  The Company and Mr. Kamo do not have a written agreement regarding the repayment of these funds, but have agreed that these loans will be non-interest bearing. A successful offering will trigger repayment of these amounts to Mr. Kamo without interest.

Subsequent Events

The Company has evaluated subsequent events through September 29, 2020, the date the financial statements were available to be issued. As a result of COVID-19, management has found that companies that better fit the acquisition criteria of Legion Works have, in some cases, been more willing to engage in discussions regarding possible acquisition by the Company. In August 2020, the Company entered into a letter of intent with a sales technology company, based in India, discussed above in “Results of Operations.” The Company has prioritized getting this deal closed and aims to do so by January 2021. Due to the similarity of product offerings with this company, Legion Works has decided to discontinue developing its Karma software.  The Company continues to have a letter of intent with Hello Bar LLC, although that acquisition has been postponed for the foreseeable future.

Trend Information

Because we are still in the initial phase of research and development, we are unable to identify any recent trends in site visitations, revenue or expenses since the latest financial year. Other than the impact COVID-19 is having on which companies may be willing to consider an acquisition by Legion Works, discussed above in “Subsequent Events,”  we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Form 1-SA/A to not be indicative of future operating results or financial condition.

Part 2. OTHER INFORMATION

None.

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Part 3. FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Therefore, the information set forth herein is likely to change upon audit. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements for the year ended December 31, 2019, included in the Company’s Form 1-A/A filed July 8, 2020. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that can be expected for the year ending December 31, 2020.

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Legion Works, Inc.

(a Delaware corporation)

Financial Statements for the Six Months Ended June 30, 2020 (UNAUDITED)

Legion Works, Inc.

Balance Sheet (Unaudited)

Legion Works, Inc.
Balance Sheet 06/30/2020

Assets	As of June 30th, 2020

Cash	775.10
Start Up Costs	69,500.00
Assets	70,275.10

Total Assets	70,275.10

Liabilities and Stockholders' Equity
Liabilities
Reimbursement Liability Payable	69,950.00
Total current liabilities	69,950.00

Stockholders' Equity
Super Common Stock: $0.0001 Par Value; 9,350,000 Shares	500.00
Authorized Shares In Exchange For Paid-In Capital	435.00
Additional Paid-In Capital
Retained Deficit	(609.90)
Total Stockholder's Equity	325.10

Total Liabilities and Stockholders' Equity	70,275.10

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Legion Works, Inc.

Income Statement (Unaudited)

Legion Works, Inc.
Profit and Loss 01/01/2020-06/30/2020

INCOME
Income	$0.00

Gross Profit	$0.00

EXPENSES
Taxes & Licenses	$609.90

Total Expenses	$609.90

NET INCOME	$(609.90)

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Legion Works, Inc.

Statement of Cash Flows (Unaudited)

Legion Works, Inc.
Statement of Cash Flows 01/01/2020-06/30/2020

OPERATING ACTIVITIES
Net Income	$(609.90)
Change in Reimbursement Liability Payable	$450.00

Net cash provided by operating activities	$(159.90)

FINANCING ACTIVITIES
Owner's Investment	$435.00

$435.00

NET CASH INCREASE FOR PERIOD	$275.10
CASH AT BEG OF PERIOD	$500.00
CASH AT END OF PERIOD	$775.10

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Legion Works, Inc.

Statement of Stockholders’ Equity (Unaudited)

Legion Works, Inc.
Statement of Shareholder Equity 06/30/2020

January 1st 2020-June 30th 2020
	Super Common Stock	Common Stock	Retained Earnings	Total Stockholders' Equity
Beginning Balance 01/01/20	$500	$0		$500
Issuance of Stock	$435	$0		$435
Net Income			$(609.90)	$(609.90)
Cash Dividend			$0	$0
Ending Balance			$(609.90)	$325.10

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Legion Works, Inc.

Notes to Unaudited Financial Statements

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Legion Works, Inc (the “Company”) was incorporated on November 20th, 2019 as a Delaware Corporation.

The Company’s corporate year-end will be December 31.

The Company is a newly organized software acquisition company incorporated as a Delaware corporation and located in San Diego, California. The Company was formed for the purpose of pro-actively sourcing SaaS (Software as a Service) businesses in markets the Company understands that are ripe for a tech-enabled venture to scale. The Company identifies markets with specific and known needs with recurring revenue and targets enterprises withing that market. The Company’s management enhances the targets by providing expertise in tech, marketing, business development and operations to dramatically increase scale and profitability. The Company’s management team has had historic success sourcing, acquiring, growing and monetizing these types of companies and believes this experience makes the Company well suited to identify, source, negotiate and execute software company acquisitions with the ultimate goal of pursuing attractive risk-adjusted returns for our shareholders. The Company will seek business opportunities primarily in online software, including, but not limited to marketing and sales software tools and e-commerce software tools. The Company will be opportunistic in seeking acquisitions both in the United States and internationally.

Basis of Presentation and Use of Estimates

The Company’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. These require the use of estimates and assumptions that affect the assets and liabilities reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur.

Deferred Syndication Expenses

Financial Accounting Standard Board Accounting Standards Codification number 340-10-S99-1, Other Assets and Deferred Costs, allows specific, incremental costs directly related to securities offerings to be deferred and charged against the gross proceed of the offering. The Company defers applicable syndication expenses based on this criteria. The Company will write off all deferred syndication expenses if a securities offering is aborted.

Fair Value Measurements

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework (Topic 820) - Changes to the Disclosure Requirement for Fair Value Measurement. This guidance removes or modifies various disclosures relating to the activity or reconciliation of Level 1, Level 2 and Level 3 fair value measurements. It is effective for interim and annual periods beginning after December 15, 2019. Management will evaluate this guidance and the impact it will have on the financial statements.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy that includes 3 levels of inputs that may be used to measure fair value. The 3 levels are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

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Level 2 inputs are those other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own assumptions about the inferences that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company’s own data.

Software Revenue Recognition

The AICPA’s Accounting Standards Executive Committee (AcSEC), issued SOP 97-2, which provided guidance on when and how to recognize revenue from the sale, lease or licensing of computer software. It does not apply to the sale of products containing software that is incidental to the product being sold. Accordingly, the Company complies with the standards set forth therein as follows:

If the sale of computer software involves significant customization, modification or production, the transaction will be accounted for as a long term contract. In all other cases, revenue will be recognized when the following four conditions are met:

1. Persuasive evidence of an arrangement exists

2. Delivery has occurred

3. The Company’s price is fixed or determinable

4. Collectability of the selling price is probable

Income Taxes

The Company is a C Corporation under the Internal Revenue Code and a similar section of the state code.

All income tax amounts reflect the use of the liability method under accounting for income taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes arising primarily from differences between financial and tax reporting purposes. Current year expense represents the amount of income taxes paid, payable or refundable for the period.

Deferred income taxes, net of appropriate valuation allowances, are determined using the tax rates expected to be in effect when the taxes are actually paid. Valuation allowances are recorded against deferred tax assets when it is more likely than not that such assets will not be realized. When an uncertain tax position meets the more likely than not recognition threshold, the position is measured to determine the amount of benefit or expense to recognize in the financial statements.

The Company’s income tax returns are subject to review and examination by federal, state and local governmental authorities. As of December 31, 2019, there is no year open to examination with federal, state and local governmental authorities. To the extent penalties and interest are incurred through an examination, they would be included in the income tax section of the statement of operations and comprehensive loss.

NOTE 2 - RISKS AND UNCERTAINTIES

The Company generated no revenue for the period from inception through December 31, 2019 or for the six months ended June 30, 2020. The Company is currently in the process of securing investor financing and commencing operations. However, there can be no assurance that the Company will successfully be able to generate equity financing or fully commence operations. Failure to secure equity financing or fully commence operations could adversely affect the Company’s ability to achieve its business objective and the results of its operations.

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NOTE 3 - CASH CONCENTRATION

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance.

NOTE 4 - DEFERRED SYNDICATION EXPENSES

As of June 30, 2020, the Company has $69,950 in deferred syndication expenses that are related to this securities offering. The securities offering expenses are primarily comprised of legal and accounting expenses.

NOTE 5 - RELATED PARTY TRANSACTIONS

Related Party Capital Contribution

As of December 31, 2019, an officer of the Company has contributed $500 to purchase Super Voting Common Stock. As of June 30, 2020, officers of the Company and an advisor contributed a combined additional $435 to purchase Super Voting Common Stock.

Related Party Payables

As of December 31, 2019, the Company has recorded a Related Party Payable of $31,000, payable to the founders to pay Deferred syndication expenses in the amount of $31,000. The payable will be liquidated upon the successful raising of capital in the offering, without interest. As of June 30, 2020, the Company recorded an additional Related Party Payable of $38,950, payable to the founders to pay operating expenses and offering expenses in the amount of $69,950.

NOTE 6 - SHAREHOLDER EQUITY

The Shareholders’ equity is comprised of two classes of common stock; Super Voting Common Stock and Common Stock Units more fully described below:

Super Voting Common Stock:

Super Voting Common Stock has a par value of $0.0001, has 100,000,000 shares authorized and 5,000,000 issued and outstanding as of December 31, 2019. Each shareholder shall have four votes (4) for each share held by such shareholder. Subsequent to December 31, 2019 and as of June 30, 2020, 4,350,000 shares of Super Voting Common Stock have been issued to certain shareholders in exchange for cash and services.

Common Stock Units:

Each Common Stock Unit is comprised of (a) one common share, being sold at $2.50 per share, having no par value and (b) one-half of one common share purchase warrant to purchase one additional Common Share, being sold at $3.25 with an exercise price of $3.25 per common share, subject to customary adjustments over an 18-month period following the date of issuance of the warrant.

The Company is authorized to issue 11,400,000 Units through this Offering. (See discussion elsewhere in the Offering Memorandum).

NOTE 7 - FAIR VALUE MEASUREMENTS

Due to their short-term nature, the carrying values of cash, deferred syndication expenses and accounts payable approximate their fair values at June 30, 2020.

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NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES

Warrants

Pursuant to this Offering, the Company will issue warrants to purchase one-half common stock at a purchase price of $3.25 per share of common stock.

In the normal course of business, the Company may become a party to litigation matters involving claims against it. At June 30, 2020, there are no current matters that would have a material effect on the Company’s financial position or results of operations.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 29, 2020, and reports the following events:

Since qualification of the Company’s Offering Statement in July 2020, the Company has raised $1,476,000, of which approximately $200,000, is still in the clearance process and has not yet been disbursed to the Company.

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ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

17.1	Broker-Dealer Services Agreement with Dalmore Group, LLC*

17.2.a	Charters (including amendments)*

17.2.b	Bylaws*

17.4	Subscription Agreement*

17.6.a	Material Contracts – Letter of Intent with Hello Bar, LLC*

17.6.b	Material Contracts – Hello Bar Agreement*

17.12	Legal Opinion*

________

* Filed as an exhibit to the Legion Works, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11169) and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on November 10, 2020. This 1-SA/A has been signed by the following persons in the capacities and on the dates indicated.

Legion Works, Inc.

	By:	/s/ Ryan Bettencourt
Ryan Bettencourt CEO of Legion Works, Inc. Date: November 10, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

November 10, 2020	By:	/s/ Ryan Bettencourt
Ryan Bettencourt
Chief Executive Officer, Chief Financial Officer, and Director

November 10, 2020	By:	/s/ Michael Kamo
Michael Kamo
Chief Operating Officer and Chairman of the Board of Directors

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